

07004366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/15

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 2 8 2007
213

SEC FILE NUMBER
8- 44071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCHNITZIUS & VAUGHAN LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana Street, Suite 2450
(No. and Street)

Houston (City) Texas (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas H. Schnitzius 713/222-2170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wooten, Harris W.
(Name – *if individual, state last, first, middle name*)

9219 Katy Freeway, Suite 134 (Address) Houston, (City) Texas (State) 77024 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PP 3/21

OATH OR AFFIRMATION

I, Thomas H. Schnitzius, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schnitzius & Vaughan, as of December 31, 2006, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SHIDEH IZADI-HADDAD
Notary Public, State of Texas
My Commission Expires
April 12, 2009

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schnitzius & Vaughan

Financial Statements and Schedules

December 31, 2006 and 2005

(With Independent Auditor's Report Thereon)

W. HARRIS WOOTEN

CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report

The Partners of
Schnitzius & Vaughan

I have audited the accompanying statements of financial condition of Schnitzius & Vaughan (a Texas General Partnership) as of December 31, 2006 and 2005 and the related statements of income, changes in partners' capital and cash flows for years ended December 31, 2006 and 2005 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schnitzius & Vaughan as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not required for a fair presentation of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in my audits of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



W. Harris Wooten, CPA

February 14, 2007

Houston, Texas

9219 KATY FREEWAY, SUITE 134 / HOUSTON, TEXAS 77024 / (713) 993-8123 / FAX (713) 465-9679 / harris@harriswooten.com

SCHNITZIUS & VAUGHAN
Statements of Financial Condition

Assets	December 31, 2006	December 31, 2005
Cash, including interest-bearing deposits	$ 144,475	$ 197,784
Receivables from clients	10,283	11,418
Other receivables	8,121	2,738
Investments (Note 2)	18,468	11,582
Office equipment, at cost, less accumulated depreciation of $161,138 and $154,836 in 2006 and 2005, respectively	38,700	27,267
Other assets	8,548	400
	$ 228,595	$ 251,189

Liabilities and Partners' Capital	2006	2005
Accounts payable and accrued expenses	$ 38,055	$ 2,391
	38,055	2,391
Partners' capital (notes 3, 4 and 5):		
Bracey, Inc.	(23,066)	(10,937)
LWC Investments, Inc.	213,606	259,735
	190,540	248,798
	$ 228,595	$ 251,189

The accompanying notes are an integral part of these financial statements.

SCHNITZIUS & VAUGHAN
Statements of Income
For the years ended December 31, 2006
and 2005

	December 31,	
	2006	2005
Revenues:		
Fee income	$ 877,210	$ 1,286,408
Interest income	1,172	1,579
Unrealized investment gain (Note 2)	2,086	5,432
	880,468	1,293,419
Expenses:		
Broker dealer expenses	31,151	5,211
Employee compensation	200,083	566,005
Partner and employee benefits	11,344	19,770
Office rent	86,955	61,832
Office expense	148,238	86,699
Depreciation	6,302	6,535
Payroll and property taxes	16,790	26,254
Bad debt	-	2,600
	500,863	774,906
Net Income (Loss)	$ 379,605	$ 518,513

The accompanying notes are an integral part of these financial statements.

SCHNITZIUS & VAUGHAN
Statement of Changes in Partners' Capital
For the years ended December 31, 2006
and 2005

	Bracey, Inc.	LWC Investments Inc.	Total Partners' Capital
Balance at December 31, 2004	$ (36,193)	$ 200,478	$ 164,285
Net income (loss) for the year ended December 31, 2005	259,256	259,257	518,513
Distribution to partners	(234,000)	(200,000)	(434,000)
Balance at December 31, 2005	$ (10,937)	$ 259,735	$ 248,798
Net income for the year ended December 31, 2006	225,734	153,871	379,605
Distribution to partners	(237,863)	(200,000)	(437,863)
Balance at December 2006	$ (23,066)	$ 213,606	$ 190,540

The accompanying notes are an integral part of these financial statements.

SCHNITZIUS & VAUGHAN
Statements of Cash Flows
For the years ended December 31, 2006
and 2005

	2006	2005
Cash flows from operating activities:		
Net earnings	$ 379,605	$ 518,513
Adjustments to reconcile net earnings to net cash used in operating activities:		
Depreciation	6,302	6,535
Investment loss (gain)	(2,086)	(5,432)
Changes in assets and liabilities:		
(Increase) decrease in receivables from clients and others	(4,248)	9,822
(Increase) decrease in prepaid expenses	(8,148)	-
Increase (decrease) in accounts payable and accrued expenses	35,664	(2,350)
Total adjustments	27,484	8,575
Net cash provided (used) by operating activities	407,089	527,088
Cash flows used in investing activities:		
Purchase of office equipment	(17,735)	(5,518)
Purchase of common stock	(4,800)	(4,500)
Partners' distribution	(437,863)	(434,000)
Net increase (decrease) in cash	(53,309)	83,070
Cash at beginning of period	197,784	114,714
Cash at end of period	$ 144,475	$ 197,784
Supplemental disclosure of cash flow information - Cash paid during the year for interest	0	0

Cash includes cash and cash equivalents.

The accompanying notes are an integral part of these financial statements.

SCHNITZIUS & VAUGHAN

Notes to Financial Statements

December 31, 2006 and 2005

(1) Summary of Significant Accounting Policies

Schnitzius & Vaughan ("S&V"), a Texas general partnership, was formed October 1, 1987, and is a member of the National Association of Securities Dealers, Inc. S&V acts primarily as a financial consultant working with clients to obtain financing or as an intermediary in merger or acquisition transactions.

Effective January 31, 2007, S&V converted to a Texas Limited Liability Company. The operations of S&V remain unchanged.

Depreciation of office equipment is provided using accelerated depreciation methods based on estimated useful lives of five to seven years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

S&V is recognized as a partnership under the Internal Revenue Code and therefore does not provide for federal income taxes.

(2) Investments

Investments represents 600 shares of common stock recorded at their fair value. As of December 31, 2006, one tranche for 300 shares of another company was exercised at $16 per share or $4,800. As of December 31, 2005, one tranche for 300 shares of another company was exercised at $15 per share or $4,500. The Company recognized an unrealized gain on this stock of $2,086 and $5,432 as of December 31, 2006 and 2005, respectively.

(3) Liabilities Subordinated to Claims of Creditors

As of December 31, 2006 and 2005, and for the years ended December 31, 2006 and 2005, S&V had no liabilities subordinated to the claims of general creditors.

(4) Minimum Capital Requirements

S&V is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Partners' capital may be restricted as to payment of distributions if this ratio exceeds 10 to 1. At December 31, 2006 and 2005, S&V had net capital of $122,118 and $195,393, respectively, which exceeded its required net capital of $5,000 by $117,118 and $190,393, respectively. S&V's ratio of aggregate indebtedness as to net capital was .3116 to 1 and .0122 to 1 at December 31, 2006 and 2005, respectively.

SCHNITZIUS & VAUGHAN

Notes to Financial Statements

December 31, 2006 and 2005

(5) Partnership Agreement

The partners of S&V have executed a partnership agreement, which grants preemptive rights to S&V and the existing partner in the event of the death, the removal of a partner, or the voluntary or involuntary dissolution of the partnership.

(6) Concentration of Credit Risk

The Company maintains its cash balances in one financial institution located in Houston, Texas. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. The maximum loss that would have resulted from that risk totaled $38,885 and $97,784 for 2006 and 2005.

Approximately 87% and 88% of the Company's revenues for 2006 and 2005 was earned from two separate clients.

(7) Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents – The carrying amount reported in the Statement of Financial Condition for cash and cash equivalents approximate its fair value.

Account receivable and accounts payable – The carrying amount reported in the Statement of Financial Condition for accounts receivable and accounts payable approximate its fair value.

Investments – The carrying amount reported in the Statement of Financial Condition for investments approximate its fair value.

SCHNITZIUS & VAUGHAN
Computation of Net Capital Under Rule 15c3-1

As of December 31, 2006 and 2005

	December 31, 2006	December 31, 2005
Net Capital:		
Partners' capital	$ 190,540	$ 248,798
Less non-allowable assets:		
Receivables	18,404	14,156
Investments	2,770	11,582
Office equipment, net	38,700	27,267
Other assets	8,548	400
Net Capital	122,118	195,393
Net capital requirement	5,000	5,000
Net capital in excess of required amount	117,118	190,393
Net Capital	$ 122,118	$ 195,393
Aggregate indebtedness	38,055	2,391
Ratio of aggregate indebtedness to net capital	31.16%	1.22%

Note - This computation differs from the computation of net capital under Rule 15c3-1 as of December 31, 2006, filed by Schnitzius & Vaughan with the National Association of Securities Dealers on Part II of Form X-17A-5, as follows:

	Net Capital	Aggregate Indebtedness
As reported on Part II of Form X-17A-5	$ 150,809	$ 9,364
Audit adjustment	(28,691)	28,691
As presented above	$ 122,118	$ 38,055

SCHNITZIUS & VAUGHAN

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2006

Schnitzius & Vaughan is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as S&V carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through unaffiliated clearing organizations.

During the years ended December 31, 2006 and 2005, S&V has maintained its compliance with the conditions for exemption specified in paragraph (k) (2) (i) of Rule 15c3-3.

SCHNITZIUS & VAUGHAN

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2006

	Market Value	Number of Items
Customers' fully paid securities and excess margin securities not in S&V's possession or control as of December 31, 2006 for which instructions to reduce to possession or control had been issued as of December 31, 2006, but for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of December 31, 2006, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

W. HARRIS WOOTEN

CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on

Internal Accounting Control

Required by SEC Rule 17a-5

To the Members of
Schnitzius & Vaughan

In planning and performing my audit of the financial statements of Schnitzius & Vaughan, a Texas General Partnership, (S&V), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, I considered S&V's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of S&V's internal control. Accordingly, I do not express an opinion on the effectiveness of S&V's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by S&V including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because S&V does not carry securities accounts for customers, or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by S&V in any of the following: (1) making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13, (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of S&V is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which S&V has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9219 Katy Freeway, Suite 134 / Houston, Texas 77024 / (713) 993-8123 / Fax (713) 465-9679 / harris@harriswooten.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that S&V's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the NASD Regulation, Inc., SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



W. Harris Wooten, CPA

February 14, 2007

Houston, Texas

END